UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.    )*

The Parking REIT, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

55387R 107

(CUSIP Number)

Manuel Chavez, III

Chief Executive Officer

Color Up, LLC

250 E. 5th Street, Suite 2110

Cincinnati, Ohio 45202

Tel: (513) 579-9911

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

James C. Kennedy

F. Mark Reuter

Keating Muething & Klekamp PLL

1 East 4th Street, Suite 1400

Cincinnati, Ohio 45202

August 25, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Color Up, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,624,830
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,624,830
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,624,830
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.91%; See Item 5
14	TYPE OF REPORTING PERSON OO (Limited liability company)

1	NAMES OF REPORTING PERSONS Manuel Chavez, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,624,830
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,624,830
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,624,830
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.91%; See Item 5
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS Stephanie Hogue
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,624,830
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,624,830
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,624,830
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.91%; See Item 5
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS Jeffrey Osher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,624,830
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,624,830
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,624,830
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.91%; See Item 5
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS HSCP Strategic III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,624,830
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,624,830
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.91%; See Item 5
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

INTRODUCTORY NOTE

On January 8, 2021, The Parking REIT, Inc., a Maryland corporation (“TPR” or the “Issuer”) entered into that certain Equity Purchase and Contribution Agreement (the “Purchase Agreement”) by and among Color Up, LLC, a Delaware limited liability company (“Color Up”), MVP REIT II Operating Partnership, L.P., a Maryland limited partnership and subsidiary of TPR (the “Operating Partnership” or “OP”), Michael V. Shustek (“Shustek”), Vestin Realty Mortgage I, Inc. (“VRMI”), and Vestin Realty Mortgage II, Inc. (“VRMII” and together with VRMI and Mr. Shustek, the “Advisor”). Pursuant to the Purchase Agreement, the Reporting Persons (as defined below) acquired shares of common stock, par value $0.0001 per share (the “Common Stock”) and warrants of TPR and operating partnership units of the OP (“OP Units”), each as described herein, and Color Up intends to conduct a tender offer for certain additional shares of Common Stock as contemplated by the Purchase Agreement as described herein. The transactions contemplated by the Purchase Agreement were consummated on August 25, 2021.

Item 1.             Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the Common Stock. The Issuer’s principal executive offices are located at 9130 West Post Road, Suite 200, Las Vegas, Nevada 89148.

Item 2.             Identity and Background

This Schedule 13D is being filed by: (i) Color Up; (ii) Manuel Chavez, III, a United States citizen (“Chavez”); (iii) Stephanie Hogue, a United States citizen (“Hogue”); (iv) Jeffrey Osher, a United States citizen (“Osher”); and (v) HSCP Strategic III, L.P., a Delaware limited partnership (“HS3” and collectively with Color Up, Chavez, Hogue, and Osher, the “Reporting Persons”).

The principal business address of Color Up, Chavez, and Hogue is 250 E. 5th Street, Suite 2110, Cincinnati, Ohio, 45202. The principal business address of Osher and HS3 is 505 Montgomery Street, Suite 1250, San Francisco, California 94111. Chavez is the Chief Executive Officer and Chairman of the Board of Directors of the Issuer (the “Board”). Chavez is also the Chief Executive Officer and a Manager of Color Up. Chavez is Managing Partner of Bombe Asset Management LLC, an Ohio-based alternative asset management firm that invests in transportation, infrastructure and real estate assets (“Bombe”). Hogue is the President of the Issuer.  Hogue is also the President and a Manager of Color Up and a member of the Board. She is Managing Partner of Bombe. Osher is a control person of HS3 and a Portfolio Manager of No Street GP LP, a registered investment adviser. Osher is also a Manager of Color Up and a member of the Board.

Color Up’s principal business activities are: (i) consummating the transactions contemplated by the Purchase Agreement and the other related agreements to which it is a party (collectively, the “Transactions”); (ii) acquiring shares of Common Stock, the Warrants (as defined herein)  and OP Units as described herein; (iii) conducting a tender offer for shares of Common Stock as described herein; and (iv) engaging in activities necessary or incidental to the foregoing. Color Up is managed and controlled by its Board of Managers which consists of Chavez, Hogue and Osher. All decisions of the Board of Managers must be based on unanimous consent of the Managers. As Chief Executive Officer of Color Up, Chavez has authority to vote on its behalf with respect to any matters to be voted on by entities in which Color Up holds voting shares, including the Issuer and Operating Partnership. HS3’s principal business activities are (i) the acquisition and holding of equity interests in Color Up in furtherance of the foregoing principal business activities of Color Up and (ii) engaging in activities necessary or incidental to the foregoing.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.             Source and Amount of Funds or Other Consideration

            Pursuant to the Purchase Agreement, on August 25, 2021, Color Up acquired 1,549,324 shares of Common Stock from the Advisor (the “Advisor Shares”), 175,000 shares of Common Stock from the Settlement Trust (as defined below in Item 4) (the “Settlement Trust Shares”), and warrants to purchase 1,702,128 shares of Common Stock (“Warrants”) from the Issuer. Color Up paid the Advisor $11.75 per share for the Advisor Shares and paid the Settlement Trust $11.75 per share for the Settlement Trust Shares. The Warrants are exercisable at $11.75 per share after a "Liquidity Event" as defined in the Warrant Agreement (as defined below in Item 4). Under the Purchase Agreement, Color Up also has the right to acquire at $11.75 per share up to 900,506 shares of Common Stock from the Issuer (the “Company Backstop”) in the event Color Up does not acquire 900,506 shares of Common Stock in the tender offer (the “Tender Offer”) contemplated by the Purchase Agreement.  Color Up intends to commence such Tender Offer as promptly as practicable following the date of this Schedule 13D. See Item 4 for a further description of the Purchase Agreement.

            Pursuant to Color Up’s Amended and Restated Operating Agreement, HS3 made a $65 million cash contribution to Color Up in exchange for certain equity interests of Color Up (the “Cash Contribution”). Color Up used certain of the Cash Contribution to purchase the Advisor Shares, the Settlement Trust Shares and the Warrants. Color Up will also use certain of the Cash Contribution to purchase shares of Common Stock validly tendered pursuant to the Tender Offer and the Company Backstop (if any).

Item 4.             Purpose of Transaction

Plans for the Issuer

As a result of the consummation of the transactions contemplated by the Purchase Agreement, the Reporting Persons beneficially own a significant amount of Common Stock and have certain Board designation rights and registration rights as described herein. Color Up also beneficially owns a significant interest in the Operating Partnership, approximately 66%, which will enable it to realize its proportionate benefit of any cash flow to the Operating Partnership.

Effective August 25, 2021, Michael V. Shustek resigned from his officer and director positions with the Issuer and its subsidiaries and Chavez became Chairman of the Board and Chief Executive Officer of the Issuer; and Daniel Huberty resigned from his officer position with the Issuer and Hogue became President of the Issuer. Also effective August 25, 2021, in connection with the closing of the Transaction, pursuant to the Purchase Agreement and the Stockholders’ Agreement (as defined in this Item below), Robert J. Aalberts and John E. Dawson also resigned as directors of the Issuer and Osher, Lorrence T. Kellar, and Damon Jones, each also a Color Up nominee, were elected to fill the vacancies created by their resignations, as further discussed below. The remaining two members of the Board, Danica Holley and Shawn Nelson, are not affiliated with the Reporting Persons.

Subject to the standstill restrictions and restrictions on transfer described herein, the Reporting Persons intend to review the investment in the Issuer on a continuing basis and may take such actions with respect to investment in the Issuer as they deem appropriate. The Reporting Persons may consider the following factors, as well as other factors, when reviewing the investment in the Issuer: the Issuer’s financial position, results and strategic direction, price levels of the Common Stock, conditions in the securities and credit markets and general economic and industry conditions. Future acquisitions or disposition of Common Stock will depend, among other things, on the foregoing standstill restrictions and restrictions on transfer, market and economic conditions, the Reporting Persons’ overall investment strategies and capital availability and applicable regulatory and legal constraints, and there can be no assurance that the Reporting Persons will acquire additional shares of Common Stock. Subject to the standstill restrictions and restrictions on transfer described herein and in addition to the acquisitions of Common Stock described above, the Reporting Persons reserve the right to acquire additional shares of Common Stock through private purchases, market transactions, tender or exchange offers or otherwise on terms and at prices that may be more or less favorable than those set forth in the Purchase Agreement or of the Tender Offer, or, subject to applicable legal restrictions, to dispose of any or all shares of Common Stock acquired by the Reporting Persons.

The Reporting Persons initial goals for the Issuer’s business are to turn the Issuer into a profitable company and remediate the Issuer’s loss of its status as a real estate investment trust for U.S. federal income tax purposes (“REIT”). The Reporting Person’s longer-term goals for the Issuer are to pursue acquisitions, an initial public offering of Issuer securities and the listing of Issuer securities on the New York Stock Exchange or The Nasdaq Stock Market. The Reporting Persons intend to move the Issuer’s headquarters to Cincinnati, Ohio.

            Except as described herein, the Reporting Persons have no present plans, proposals or negotiations that relate to or would result in (1) any extraordinary transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Issuer; (4) any change in the present Board of Directors or management of the Issuer including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the Board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Issuer's corporate structure or business; (6) any class of equity securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association; (7) any class of equity securities of the Issuer becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; (8) the acquisition or disposition of Common Stock or other securities of the Issuer; or (9) any changes in the Issuer’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Issuer.

Agreements Related to the Reporting Persons’ Common Stock

The following is a summary of certain provisions of agreements entered into in connection with the Reporting Persons’ ownership of Common Stock. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of each of the respective agreements filed as Exhibits to this Schedule 13D, each of which is incorporated herein by reference.

Purchase Agreement.  On January 8, 2021, the Issuer entered into the Purchase Agreement by and among Color Up, the Operating Partnership and the Advisor with respect to the Transaction.

In accordance with the Purchase Agreement,effective August 25, 2021:

•

the Operating Partnership issued to Color Up a number of newly-issued OP Units equal to (a) the sum of (x) $39,000,000 (less the outstanding principal amount of the Loan or the Advance (each as defined under this Item below) plus (y) the value of all of the issued and outstanding equity interests of 322 Streeter, 1 W 7th and 222 W 7th (defined below) (the “Contributed Interests”), divided by (b) $11.75 (the “OP Unit Consideration”), which OP Unit Consideration was subject to adjustment for customary real estate prorations;

•

Color Up contributed to the Operating Partnership (a) cash consideration of approximately $35,000,000, less principal amounts outstanding under the Loan or the Advance, (b) certain technology and (c) the Contributed Interests;

•	the Issuer issued to Color Up the Warrants which are exercisable upon a Liquidity Event (as defined in the Warrant Agreement) (each a “Warrant,” and collectively, the “Warrants”);

•

the Advisor (a) contributed 175,000 shares of Common Stock to a settlement trust established in accordance with a contemplated Settlement (as defined below) (the “Settlement Trust”) and (b) surrendered its claim to 400,000 shares of Common Stock due to the Advisor from the Company on December 31, 2021; and

•	Color Up purchased (a) the Advisor Shares and (b) the Settlement Trust Shares, in each case, at a price of $11.75 per share.

Pursuant to the Purchase Agreement, Color Up will commence the Tender Offer as promptly as practicable after August 25, 2021 to purchase up to 900,506 shares of Common Stock (the “Offer Amount”), at a price of $11.75 per share. The Issuer has agreed (i) that the Board will recommend that stockholders accept the Tender Offer and (ii) to take all steps necessary to cause any offering memorandum relating to the Tender Offer to be distributed to the Issuer’s stockholders. In the event that the Issuer’s stockholders tender a number of shares of Common Stock less than the Offer Amount, the Issuer shall, at the sole discretion of Color Up, offer to issue and sell to Color Up the Company Backstop such that Color Up may acquire a total number of shares of Common Stock equal to the Offer Amount after giving effect to the Tender Offer and the Company Backstop.  This Schedule 13D does not constitute an offer to tender any securities of the Company.

Stockholders’ Agreement. The Issuer entered into a Stockholders’ Agreement with Color Up on August 25, 2021 (the “Stockholders’ Agreement”). In connection with the closing of the Transaction (the “Closing”), and as contemplated by the Stockholders’ Agreement, Osher, Lorrence Kellar, Damon Jones, Chavez, and Hogue were designated as nominees to the Board (the “Color Up Nominees”) by Color Up, and the Board nominated Danica Holley as a nominee to the Board (the “Incumbent Nominee,” and, together with the Color Up Nominees, “New Directors”).  Effective upon the closing of the Transaction on August 25, 2021, the number of directors on the Board was increased from four to seven and Osher, Mr. Kellar, Mr. Jones, Chavez, Hogue and Ms. Holley were elected to the Board, joining incumbent director Shawn Nelson (with the Incumbent Nominee, “Incumbent Directors”); the terms of each director expire at the annual meeting of the stockholders of the Issuer to be held in 2021 and when their successors are duly elected and qualified. The Issuer intends to enter into its standard form of indemnification agreement with each of the New Directors.

Until such time as the Stockholders’ Agreement is terminated, the prior approval of one Incumbent Director and a majority of the Color Up Nominees shall be required for certain transactions, including without limitation (i) any merger or sale of the Issuer or substantially all its assets, (ii) amendments to the Issuer’s charter or bylaws, (iii) the authorization or issuance of any equity securities or any securities convertible into or exercisable for equity securities of the Issuer, (iv) any change in the authorized number of directors of the Board or establishment or abolition of any committee thereof; (v) any incurrence or repayment of indebtedness in an aggregate amount over a certain threshold, (vi) any declaration of dividends, (vii) any appointment or termination of any person as the chief executive officer, president or chief financial officer of the Issuer, (viii) any related party transactions, (ix) any amendment or waiver, or termination of certain provisions, of the Stockholders’ Agreement or (x) any amendment or waiver of the Tax Matters Agreement (as defined in this Item below) or the Warrant Agreement (described below).

  The Stockholders’ Agreement contains certain standstill provisions restricting, subject to the Tender Offer, the Company Backstop and certain customary exclusions, the Reporting Persons from acquiring (or seeking or making any proposal or offer with respect to acquiring) additional shares of Common Stock or any security convertible into Common Stock or any assets of the Issuer. In addition, the Issuer has agreed that in the event the Issuer proposes to issue additional securities, Color Up will have the right to purchase an amount of securities so that its ownership percentage will not be diluted by the issuance of such additional securities.

Except for limited circumstances, Color Up is prohibited from selling or transferring its shares of Common Stock until six months following a Liquidity Event (defined as a public offering or a listing of the Common Stock on a national securities exchange). A transfer of any of Color Up’s shares of Common Stock to a Permitted Transferee (defined to include any member of Color Up) is permissible under the Stockholders’ Agreement. Except for the transfer restrictions set forth above, the Stockholders’ Agreement terminates upon a Liquidity Event or written agreement of the parties.

Until a Liquidity Event and subject to certain limited exceptions, Color Up (and its Permitted Transferees) are prohibited from, directly or indirectly, (i) having an ownership interest in, or permitting such party’s name to be used in connection with, any business in any central business district in North America which is primarily engaged in the business of acquiring, investing in, owning, operating or leasing parking lots or parking garages and (ii) soliciting or attempting to solicit any clients or customers of the Issuer or any of its subsidiaries for the purpose of diverting their business or service from the Issuer or any of its subsidiaries.

            Tax Matters Agreement.On August 25, 2021, the Issuer, the Operating Partnership and Color Up entered into a Tax Matters Agreement (the “Tax Matters Agreement”), pursuant to which the Operating Partnership agreed to indemnify Color Up and certain affiliates and transferees of Color Up (together, “Protected Partners”) against certain adverse tax consequences in connection with (1) (i) a taxable disposition of certain specified properties and (ii) certain dispositions of the Protected Partner’s interest in the Operating Partnership, in each case, prior to the tenth anniversary of the completion of the Transaction (or earlier, if certain conditions are satisfied); and (2) the Operating Partnership’s failure to provide the Protected Partners the opportunity to guarantee a specified amount of debt of the Operating Partnership during the period ending on the tenth anniversary of the completion of the Transaction (or earlier, if certain conditions are satisfied).  In addition, and for so long as the Protected Partners own at least 20% of the OP Units received in the Transaction, the Issuer has agreed to use commercially reasonable efforts to provide the Protected Partners with similar guarantee opportunities.

Warrant Agreement. On August 25, 2021, the Issuer entered into a Warrant Agreement (the “Warrant Agreement”) pursuant to which it issued to Color Up warrants (the “Warrants”) to purchase up to 1,702,128 of shares of Common Stock, at an exercise price of $11.75 per share for an aggregate cash purchase price of up to $20,000,000. Each whole Warrant entitles the registered holder thereof to purchase one whole share of Common Stock at a price of $11.75 per Share (the “Warrant Price”), subject to adjustment as discussed below, at any time following a “Liquidity Event,” which is defined as an initial public offering and/or listing of the Common Stock on the Nasdaq Global Market, the Nasdaq Global Select Market, or the New York Stock Exchange (each, a “Trading Market”). The Warrants expire five years after the date of the Warrant Agreement, at 5:00 p.m., New York City time. The Warrant Agreement provides that if the exercise of the Warrants would require the Issuer to obtain stockholder approval pursuant to any applicable listing standards of the Trading Market on which the Common Stock is listed, the Issuer will, at its discretion, either obtain such stockholder approval or deliver cash in lieu of shares of Common Stock otherwise deliverable upon the exercise of such Warrant. If the number of outstanding shares of Common Stock is increased by a stock dividend payable in shares of Common Stock, or by a split-up of shares of Common Stock or other similar event, or decreased by a consolidation, combination, reverse stock split or reclassification of shares of Common Stock or other similar event, then the number of shares of Common Stock issuable on exercise of each Warrant shall be increased or decreased, as applicable, in proportion to such increase or decrease, as applicable, in outstanding shares of Common Stock. Whenever the number of shares of Common Stock purchasable upon the exercise of the Warrants is adjusted, as described above, the Warrant Price will be adjusted (to the nearest cent) by multiplying such Warrant Price immediately prior to such adjustment by a fraction (x) the numerator of which shall be the number of shares of Common Stock purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which shall be the number of shares of Common Stock so purchasable immediately thereafter. The Warrant Agreement further provides that, in lieu of issuing fractional shares, the Issuer will make a cash payment equal to the Fair Market Value (as defined in the Warrant Agreement) of one share of Common Stock multiplied by such fraction.

Registration Rights Agreement; Termination Agreement. On August 25, 2021, the Issuer terminated its registration rights agreement dated as of March 29, 2019, and entered into a separate registration rights agreement with Color Up (the “Registration Rights Agreement”), pursuant to which the Issuer granted the Holders (as defined in the Registration Rights Agreement) certain registration rights with respect to the Registrable Securities (as defined below) of the Issuer. Among other things, the Registration Rights Agreement requires the Issuer to register (i) the shares of Common Stock purchased pursuant to the Purchase Agreement, (ii) shares of Common Stock, if any, issued upon the redemption of OP Units purchased pursuant to the Purchase Agreement, (iii) shares of Common Stock acquired pursuant to the Tender Offer, (iv) shares of Common Stock issuable upon exercise of the Warrants, (v) the Warrants and (vi) any additional securities issued or issuable as a dividend or distribution on, in exchange for, or otherwise in respect of, such shares of Common Stock and OP Units (including as a result of combinations, recapitalizations, mergers, consolidations, reorganizations, stock splits or otherwise) (collectively, the “Registrable Securities”). The Holders are entitled to make a written demand for registration under the Securities Act of 1933, as amended, of all or part of their Registrable Securities; provided, however, that the Issuer will not be required to file a registration statement prior to (x) 180 days after the initial listing of the Registrable Securities on a national securities exchange or (y) the expiration of any other lock-up period imposed with respect to the Registrable Securities pursuant to the Stockholders’ Agreement. In addition, the Holders will be entitled to “piggy-back” registration rights with respect to any registration statements filed by the Issuer. The Issuer will bear all of the expenses incurred in connection with the filing of any such registration statement.

Employment Agreements. On August 25, 2021, the Issuer entered into employment agreements (collectively, the “Employment Agreements”) with each of Manuel Chavez, III, CEO, and Stephanie Hogue, President, pursuant to which, among other things, the CEO and the President receive an annual initial base salary of $600,000, and $450,000, respectively.  The CEO and President are eligible to receive a target annual bonus of not more than 33.33% of their base salary, and each is eligible to receive an annual target equity award of not more than $1,000,000, and $600,000 in restricted shares of Common Stock, respectively.  Each annual equity award shall vest equally in annual installments over a three-year period.  The amounts and conditions for the payment and vesting (as applicable) of each target annual incentive award and each annual target equity award will be determined by the Compensation Committee of the Issuer. The CEO and President have the right to elect to receive their base salary and their target annual bonus payments in the form of restricted shares of Common Stock. Each of the CEO and the President are eligible to participate in employee benefit programs made available to the Issuer’s employees from time to time and to receive certain other perquisites, each as set forth in their respective Employment Agreements.  In addition, the CEO and the President will receive $2,000,000 and $1,200,000 in unvested restricted shares of Common Stock, respectively, which shares shall vest only upon the occurrence of a Liquidity Event (as defined in the Employment Agreements), within three years of the effective date of the Employment Agreements; provided that the CEO and President, respectively, remain employed with the Issuer on the date of the Liquidity Event, unless such officer is terminated by the Issuer without cause or resigns for good reason within 180 days of a Liquidity Event.  The Compensation Committee retained an independent compensation consultant to assist in determining the CEO’s and President’s compensation arrangements. The Employment Agreements contain provisions relating to severance payments and restrictive covenants.

Agreements Related to the Reporting Persons’ OP Units

The following is a summary of certain provisions of agreements entered into in connection with the Reporting Persons’ ownership of Issuer OP Units. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of each of the respective agreements filed as Exhibits to this Schedule 13D, each of which is incorporated herein by reference.

Amended and Restated Partnership Agreement. On August 25, 2021, in connection with the Closing, the Issuer entered into an amended and restated agreement of limited partnership of the Operating Partnership to facilitate the transactions described above. In connection with the Closing, the Operating Partnership converted from a Delaware limited partnership to a Maryland limited partnership. Effective August 25, 2021, Color Up contributed to the Operating Partnership (a) cash consideration of $33,543,000, (b) certain technology and (c) the Contributed Interests, which hold properties located in Cincinnati, Ohio and Chicago, Illinois.  The Contributed Interests include the parking garage owned by 322 Streeter Holdco LLC (“322 Streeter”), the parking garage owned by 1W7 Carpark, LLC (“1 W 7th”) and the parking garage owned by 222 W 7th Holdco, LLC (“222 W 7th”). The Acquired Properties consist of high-quality parking assets totaling approximately 1,201,000 square feet. In exchange for the cash consideration, the transfer of technology and the Contributed Interests, the Operating Partnership issued 7,323,101 newly-issued OP Units to Color Up.

The Issuer and the Operating Partnership have also issued additional OP Units to Color Up for certain of the Issuer’s costs that (a) were paid after December 31, 2020 and (b) were required to be paid by the Company in connection with the Transaction (collectively, the “Restricted Payables”). The Operating Partnership issued to Color Up additional OP Units for no additional consideration in an amount equal to (i) with respect to the portion of any Restricted Payables greater than $10,000,000 but less than or equal to $15,000,000, 7.00% of the amount of such portion divided by $11.75, rounded to the nearest whole unit and (ii) with respect to any portion of the Restricted Payables in excess of $15,000,000, the amount of such portion, plus 7.00% of such portion, divided by $11.75, rounded to the nearest whole unit. As a result of the Restricted Payables outstanding at Closing, Color Up was issued an additional 27,373 OP Units.

The Purchase Agreement further provided that if the Closing had not occurred on or before June 1, 2021, Color Up would, upon written request of the Issuer, provide an unsecured line of credit to the Issuer in an aggregate principal amount of up to $400,000 per month, at an interest rate equal to 7.0%, the full amount of which shall accrue immediately upon funding, with a term extending through the earlier of (i) the closing date and (ii) December 31, 2021; provided that the total principal amount outstanding shall not exceed $2,000,000 (collectively, the “Loan”). At the Closing, the outstanding principal balance and any unpaid accrued interest under the Loan (the “Outstanding Balance”) was $1,284,000 and was automatically converted into OP Units at a conversion price equal to the quotient of the Outstanding Balance divided by $11.75, rounded to the nearest whole unit, or 109,277 OP Units issued to Color Up.

In addition, the Issuer terminated certain third party contracts on terms acceptable to Color Up and Color Up advanced $257,000 to the Issuer related to such terminations (the “Advance”). At Closing, Color Up was issued an additional 21,872 OP Units with respect to the Advance.

Purchase Agreement. On August 25, 2021, pursuant to the terms of the Purchase Agreement and the Modification of Loan Documents, dated as of August 25, 2021 (the “1 W 7th Assumption Agreement”), the Issuer assumed the loan by Associated Bank, National Association, as lender, to 1 W 7th, as borrower, in the original principal amount of $11,000,000 and the outstanding principal balance was approximately $10,355,074 at the time the loan was assumed by the Issuer (the “1 W 7th Loan”).

On August 25, 2021, pursuant to the terms of the Purchase Agreement and the Assumption Agreement and Omnibus Amendment to Loan Documents, dated as of August 25, 2021 (the “222 W 7th Assumption Agreement”), the Issuer assumed the loan by Associated Bank, National Association, as lender, to 222 W 7th, as borrower, in the original principal amount of $8,250,000 and the outstanding principal balance was approximately $8,222,851 at the time the loan was assumed by the Issuer (the “222 W 7th Loan”).

On August 25, 2021, pursuant to the terms of the Purchase Agreement and the Assignment and Assumption Agreement, dated as of August 25, 2021 (the “322 Streeter Assumption Agreement”), the Issuer assumed the loan by American National Insurance Company, a Texas insurance company, as lender, to 322 Streeter, as borrower, in the original principal amount of $25,900,000 and the outstanding principal balance was approximately 25,900,000.00,  at the time the loan was assumed by the Issuer (the “322 Streeter Loan” and with the 1 W 7th Loan and 222 W 7th Loan, the “Property Loans”).

Each advance under the 1 W 7th Loan has an interest rate of LIBOR plus 2.5%, and the 1 W 7th Loan matures on December 1, 2021, with no extension option, and requires monthly payments of interest on the then-outstanding principal balance plus monthly principal reduction payments in the amount $18,900.00. The borrower has the right to prepay all or a portion of the 1 W 7th Loan, subject to certain fees and conditions contained in the loan documents.

The 222 W 7th Loan has a fixed interest rate of LIBOR plus 2.5% per annum, matures on December 1, 2021, with no extension option, and requires monthly payments of interest on the then-outstanding principal balance plus monthly principal reduction payments in the amount of $14,538.00. The borrower has the right to prepay all or a portion of the 222 W 7th Loan beginning at any time, subject to certain fees and conditions contained in the loan documents.

The 322 Streeter Loan has a fixed interest rate of 3.50% per annum, matures on March 1, 2025, with no extension option, and requires (i) a payment of $301,495.68 in deferred interest due thirty days after the execution of the 322 Streeter Assumption Agreement and (ii) monthly payments of principal and interest with a balloon payment due at maturity. The borrower has the right to prepay all or a portion of the 322 Streeter Loan beginning in February 2022, subject to certain fees and conditions contained in the loan documents.

The Issuer’s obligations under each of the Loans are guaranteed by Chavez.

Ownership Limit Waiver

Pursuant to the terms of the Purchase Agreement, the Issuer has granted to Color Up and certain of its affiliates a limited exception to the restrictions on ownership and transfer of Common Stock set forth in the Issuer’s charter that will allow Color Up and such affiliates to own, directly, or indirectly, in the aggregate, up to 12,397,917 shares of Common Stock and up to five percent (5%) of any outstanding class of preferred stock of the Issuer. The grant of this exception was conditioned upon the receipt by the Issuer from Color Up and certain of its affiliates of various representations and covenants, confirming, among other things, that neither Color Up nor certain of their affiliates may own, directly or indirectly, more than 4.9% of the interests in a tenant of the Issuer (or Subsidiary of the Company) that comprises more than three percent (3%) of the gross income of the Issuer as determined for purposes of Section 856(c)(2) of the Internal Revenue Code.  The request also includes representations intended to confirm that the Color Up and certain of its affiliates’ ownership of Common Stock will not cause the Issuer to otherwise fail to qualify as a REIT.

Item 5.             Interest in Securities of the Issuer

(a) - (b)

The following sets forth the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of August 25, 2021, based on 7,739,951 shares of Common Stock outstanding as of August 11, 2021 as reported in the Issuer’s filing on Form 10-Q for the period ended June 30, 2021.

Reporting Person	Amount beneficially owned	Percent of Class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Color Up	2,624,830	33.91%	2,624,830	0	2,624,830	0
Chavez	2,624,830	33.91%	0	2,624,830	0	2,624,830
Hogue	2,624,830	33.91%	0	2,624,830	0	2,624,830
Osher	2,624,830	33.91%	0	2,624,830	0	2,624,830
HS3	2,624,830	33.91%	0	0	0	2,624,830

The number of shares of Common Stock reported as beneficially owned by the Reporting Persons includes 900,506 shares of Common Stock that may be acquired within 60 days of the date of this filing pursuant to the Tender Offer and/or the Company Backstop. If 900,506 shares of Common Stock are issued pursuant to the Company Backstop, the percent of the class reported as beneficially owned by the Reporting Persons is approximately 30.38%.

The amounts reported in the above table exclude and are not diluted for the 7,481,623 shares of Common Stock which may be issued upon redemption of the 7,481,623 OP Units of the Operating Partnership of which the Issuer is the sole general partner. The Issuer may elect, at its option, to pay cash in lieu of issuing shares of Common Stock for all or any redeemed OP Units.  The amounts reported in the above table exclude and are not diluted for the shares of Common Stock issuable upon exercise of the Warrants. The Issuer issued the Warrants to Color Up on August 25, 2021. The terms of the Warrants are described in Item 4.

Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any shares of Common Stock owned beneficially or of record by any other person named in this Item 5(a)-(b).

(c) Except as described herein, during the past 60 days none of the Reporting Persons has effected any transactions in the Common Stock.

(d) None.

(e) Not Applicable.

Item 6.             Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 4 above summarizes certain provisions of certain agreements entered into by the Issuer, Color Up, Chavez, Hogue, Osher and such other parties party thereto and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.             Materials to be Filed as Exhibits

Exhibit No.	Description
1

Amended and Restated Agreement of Limited Partnership of MVP REIT II Operating Partnership, LP. (Incorporated by reference to the exhibit filed by The Parking REIT, Inc. in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 31, 2021)

2

Tax Matters Agreement, dated August 25, 2021, by and between The Parking REIT, Inc., MVP REIT II Operating Partnership, L.P. and each Protected Partner. (Incorporated by reference to the exhibit filed by The Parking REIT, Inc. in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 31, 2021)

3

Stockholders Agreement, dated August 25, 2021, by and between The Parking REIT, Inc. and The Investors Identified on the Signature pages thereto. (Incorporated by reference to the exhibit filed by The Parking REIT, Inc. in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 31, 2021)

4

Assignment of Claims, Causes of Action, and Proceeds, dated August 25, 2021, by The Parking REIT, Inc. in favor of Michael V. Shustek, MVP Realty Advisors, LLC, Vestin Realty Mortgage I, Inc., Vestin Realty Mortgage II, Inc. and their designees, successors, representatives, heirs and assigns. (Incorporated by reference to the exhibit filed by The Parking REIT, Inc. in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 31, 2021)

5

Warrant Agreement, dated August 25, 2021, by and between The Parking REIT, Inc. and Color Up, LLC. (Incorporated by reference to the exhibit filed by The Parking REIT, Inc. in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 31, 2021)

6

Registration Rights Agreement, dated August 25, 2021, by and among The Parking REIT, Inc. and the Holders. (Incorporated by reference to the exhibit filed by The Parking REIT, Inc. in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 31, 2021)

7

Termination of Registration Rights Agreement, dated August 25, 2021, by and among The Parking REIT, Inc., MVP Realty Advisors, LLC, Michael V. Shustek, Vestin Realty Mortgage I, Inc. and Vestin Realty Mortgage II, Inc. (Incorporated by reference to the exhibit filed by The Parking REIT, Inc. in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 31, 2021)

8

Software License and Development Agreement, dated August 25, 2021, by and between The Parking REIT, Inc. and DIA Land Co., LLC. (Incorporated by reference to the exhibit filed by The Parking REIT, Inc. in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 31, 2021)

9

First Amendment to Services Agreement, dated August 25, 2021, by and among the Parking REIT, Inc., MVP REIT II Operating Partnership, LP, Vestin Realty Mortgage I, Inc., Vestin Realty Mortgage II, Inc., MVP Realty Advisors, LLC and Michael V. Shustek. (Incorporated by reference to the exhibit filed by The Parking REIT, Inc. in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 31, 2021)

10

First Amendment to Contribution Agreement, dated August 25, 2021, by and among The Parking REIT, Inc., Vestin Realty Mortgage I, Inc., Vestin Realty Mortgage II, Inc., MVP Realty Advisors, LLC and Michael V. Shustek. (Incorporated by reference to the exhibit filed by The Parking REIT, Inc. in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 31, 2021)

11

Employment Agreement, dated August 25, 2021, by and between the Company and Manuel Chavez. (Incorporated by reference to the exhibit filed by The Parking REIT, Inc. in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 31, 2021)

12

Employment Agreement, dated August 25, 2021, by and between the Company and Stephanie Hogue. (Incorporated by reference to the exhibit filed by The Parking REIT, Inc. in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 31, 2021)

13

Equity Purchase and Contribution Agreement, dated as of January 8, 2021, by and among The Parking REIT, Inc. MVP REIT II Operating Partnership, L.P., Michael V. Shustek, Vestin Realty Mortgage II, Inc., Vestin Realty Mortgage I, Inc. and Color Up, LLC (Incorporated by reference to the exhibit filed by The Parking REIT, Inc. in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on January 14, 2021)

14	Joint Filing Agreement (filed herewith)

15	Power of Attorney (filed herewith)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 2, 2021

Color Up, LLC

By: /s/ Manuel Chavez

Name: Manuel Chavez, III

Title:   Chief Executive Officer

/s/ Manuel Chavez

Manuel Chavez, III

/s/ Stephanie Hogue

Stephanie Hogue

/s/ Jeffrey Osher

Jeffrey Osher

HSCP Strategic III, L.P.,

a Delaware limited partnership

by: Harvest Small Cap Partners GP, LLC

By: /s/ Jeffrey Osher

Name: Jeffrey Osher

Title: Managing Member